FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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ASTRAZENECA TO STRENGTHEN THERAPY AREA FRANCHISE THROUGH ACQUISITION OF TAKEDA'S RESPIRATORY BUSINESS

Acquisition to include non-US rights to roflumilast and will be accretive to 2016 earnings, contributing to AstraZeneca's return to growth strategy

AstraZeneca today announced that it has entered into a definitive agreement to acquire the core respiratory business of Takeda Pharmaceutical Company Limited ("Takeda"). The deal will include the expansion of rights to roflumilast (marketed as Daliresp in the US and Daxas in other countries), the only approved oral PDE4 inhibitor for the treatment of chronic obstructive pulmonary disease (COPD).

AstraZeneca has marketed Daliresp in the US since the acquisition of the rights from Actavis in the first quarter of 2015. Full acquisition of the global rights will support AstraZeneca's respiratory franchise and complement the company's portfolio of treatments for severe COPD. Recent data1 reinforce the benefit Daxas brings to patients in reducing exacerbations as an add-on to dual and free-triple2 inhaled combination therapies. The agreement will also provide AstraZeneca with access to other marketed respiratory medicines and early pipeline products.

Under the terms of the agreement, AstraZeneca will make a payment of $575 million. Approximately 200 staff will transfer to AstraZeneca upon completion.

Luke Miels, Executive Vice President Global Portfolio and Product Strategy at AstraZeneca, said: "The agreement with Takeda complements our respiratory business, one of our three main therapy areas, supports our return to growth and will be immediately accretive to earnings from 2016. Daxas in particular adds to our portfolio of treatments for patients with severe COPD."

Annual global sales of the three core medicines acquired, excluding any AstraZeneca sales of Daliresp in the US3, were $198 million for the period ending in March 2015. The transaction will be accounted for as a business combination and is expected to close during the first quarter of 2016, subject to customary closing conditions. It is expected to be immediately accretive to earnings from 2016. The acquisition of global rights to Daliresp will also negate the Company's existing royalty payments for the medicine in the US. Full Year 2016 guidance is expected to be provided at Full Year 2015 results on 4 February 2016.

NOTES TO EDITORS

1 Martinez FJ, Calverley PMA, Goehring U, et al. Effect of roflumilast on exacerbations in patients with severe chronic obstructive pulmonary disease uncontrolled by combination therapy (REACT): a multicentre randomised controlled trial. The Lancet. 2015;385:857-866.

2 Inhaled corticosteroid/long-acting beta2-adrenergic agonist + Long-acting muscarinic antagonist.

3 Annual global sales of Daxas, Alvesco (for asthma) and Omnaris (for allergic rhinitis). AstraZeneca has marketed Daliresp in the US since the acquisition of the rights from Actavis, which completed on 3 March 2015. This figure excludes any AstraZeneca sales of Daliresp in the US.

About Daliresp/Daxas
Daliresp (roflumilast) is available in the US as a treatment indicated to reduce the risk of COPD exacerbations in patients with severe COPD associated with chronic bronchitis and a history of exacerbations. Daliresp is not a bronchodilator and is not indicated for the relief of acute bronchospasm.

Daxas (roflumilast) is available in Europe as a treatment indicated for maintenance treatment of severe chronic obstructive pulmonary disease (COPD) (FEV1 post-bronchodilator less than 50% predicted) associated with chronic bronchitis in adult patients with a history of frequent exacerbations as add on to bronchodilator treatment.

Daliresp/Daxas has a unique position in severe COPD as the only PDE4 inhibitor that reduces the rate of COPD exacerbations in a subset of patients who still suffer from exacerbations despite maximum bronchodilation up to 45.5%, depending on background therapy and previous exacerbation pattern. Daliresp/Daxas has also been shown to reduce hospitalisations due to severe exacerbations.1

About Takeda
Located in Osaka, Japan, Takeda (TSE: 4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to strive towards better health for people worldwide through leading innovation in medicine. Additional information about Takeda is available on www.takeda.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Neil Burrows	UK/Global	+44 20 7604 8032
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

16 December 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 December 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary